EXHIBIT 2

CONFIDENTIAL

December 3, 2010.
Board of Directors
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, Michigan 48202

Attention:	Timothy S. Manney and F. Folsom Bell
Independent Committee

Ladies and Gentlemen:

On behalf of the Boards of Directors of Sun Pharmaceutical Industries Limited (“Sun”) and Sun Pharma Global, Inc. (“Sun Global”), we are writing to propose a going-private transaction by which Sun, Sun Global and/or one or more of their affiliates would acquire all of the outstanding shares of Caraco Pharmaceutical Laboratories, Ltd. (“Caraco”) common stock not held by Sun or Sun Global for per share consideration of $ 4.75 in cash.  This represents a 5% premium over the most recent closing price of Caraco common stock and a compelling value realization event for your stockholders.  In addition, our proposal presents a valuable opportunity for our companies to build upon our existing commercial partnership and to realize the significant incremental benefits that will accrue from a full combination of our businesses.  Our proposal is not subject to any financing condition.

We understand that Caraco’s Board of Directors has authorized the existing Independent Committee to evaluate and respond to any going private transaction that we may propose and to retain independent financial and other advisers to assist it in that process.  We and our team, including our legal advisers, are ready to meet with the Independent Committee and its advisers at any time to discuss this proposal and to answer any questions the Independent Committee or its advisers may have.  Due to the importance of these discussions and the value represented by our proposal, we expect the Independent Committee to engage in a full review of our proposal.

We would appreciate receiving your response to our proposal as soon as reasonably possible.  Sun and Sun Global will be amending their Schedule 13D to reflect this proposal.  Please be advised that Sun and Sun Global have no intention to sell any of the shares of Caraco common stock or Series B preferred stock held by them to any third party.

This letter is not intended to create or constitute a legally binding obligation, liability or commitment by us regarding the proposed transaction, and there will be no legally binding contract or agreement between us regarding the proposed transaction unless and until a definitive agreement with respect to the transaction is executed.

We sincerely hope that you will see the enormous benefits of the proposed transaction to Caraco and its stockholders and will support a combination of our two companies.  We look forward to hearing from you.

Sincerely,

/s/ Dilip S. Shanghvi	/s/ Harin Mehta
Dilip S. Shanghvi Chairman and Managing Director Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (E), Mumbai-400093 India	Harin Mehta Director Sun Pharma Global, Inc. International Trust Building, P.O. Box 659, Tortola, British Virgin Islands